SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKYLINE MEDICAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Units Consisting of Shares of Common Stock, Series B Exchange Warrants and Series C Reset Warrants

(Title of Class of Securities)

Series B Exchange Warrants: 83084T 135

Series C Reset Warrants: 83084T 143

(CUSIP Number of Class of Securities)

Joshua Kornberg

Chief Executive Officer, President and Interim Chairman of the Board

Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(651) 389-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin R. Rosenbaum, Esq. Leah Fleck, Esq. Maslon LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: 612-672-8200 Fax: 612-672-8397	Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Tel: 212-451-2300 Fax: 212-451-2222

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,794,908	$1,590.55

*

*

Estimated for purposes of calculating the amount of the filing fee only. Skyline Medical Inc. (the “Company”) is offering holders of the Company’s outstanding units, each consisting of (a) one share of the Company’s common stock, par value $0.01, (b) one share of Series B Preferred Stock (which will convert into one share of common stock after the Units separate) and (c) four Series A Warrants, each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of our common stock at the time of exercise (the “Existing Units”), the opportunity to exchange such Existing Units for New Units, each consisting of (i) two shares of the Company’s common stock, par value $0.01 (the “Shares”), (ii) four Series B Exchange Warrants and (iii) four Series C Reset Warrants (together, the “New Units”). The amount of the filing fee assumes that all outstanding Existing Units will be exchanged and is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016. The transaction value was determined by using the average of the high and low price of the Units as reported on The NASDAQ Capital Market on January 15, 2016, which was $8.335.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Skyline Medical Inc., a Delaware corporation (“Skyline” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding units (the “Existing Units”), each consisting of (a) one share of the Company’s common stock, par value $0.01, (b) one share of Series B Preferred Stock (which will convert into one share of common stock after the Units separate) and (c) four Series A Warrants, each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of the common stock at the time of exercise, to receive one New Unit, each consisting of (i) two shares of the Company’s common stock, par value $0.01 (the “Shares”), (ii) four Series B Exchange Warrants and (iii) four Series C Reset Warrants (together, the “New Units”) per Existing Unit. The offer is subject to the terms and conditions set forth in the Offer Letter, dated January 22, 2016 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.             Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.             Subject Company Information.

2

(a)               Name and Address. The name of the subject company and the filing person is Skyline Medical Inc., a Delaware corporation. The address of the Company’s principal executive offices is 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121. The Company’s telephone number is (651) 389-4800.

(b)               Securities. The subject class of securities consists of Skyline’s outstanding Existing Units. As of January 15, 2016, the Company had 1,895,010 Existing Units outstanding. Each Existing Unit consists of (a) one share of common stock, (b) one share of Series B Preferred Stock (which will convert into one share of common stock after the Units separate) and (c) four Series A Warrants, each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of our common stock at the time of exercise. The actual number of New Units and underlying Shares that will be issued will depend on the number of Units tendered and accepted for exchange and canceled. If all outstanding Existing Units are tendered (and the assuming the maximum bid price), a maximum aggregate of 1,895,010 New Units will be issued in connection with the Offer, consisting of an aggregate of 3,790,020 Shares, 7,580,040 Series B Exchange Warrants and 7,580,040 Series C Reset Warrants.

(c)                Trading Market and Price. The information set forth in the Offer Letter under Section 6 “Price Range of Shares and Existing Units” is incorporated herein by reference.

Item 3.             Identity and Background of Filing Person.

(a)               Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Skyline Medical Inc. 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121 and the telephone number for each such person is (651) 389-4800.

Name	Position
Josh Kornberg	President, Chief Executive Officer, and Interim Chairman of the Board
Thomas J. McGoldrick	Director
Andrew P. Reding	Director
Richard Taney	Director
David O. Johnson	Chief Operating Officer
Bob Myers	Chief Financial Officer

Item 4.             Terms of the Transaction.

(a)               Material Terms. The information set forth in Sections 1 through 12 of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)               Purchases. The Company’s President, Chief Executive Officer and Interim Chairman of the Board, Joshua Kornberg, holds 2,778 Existing Units. Mr. Kornberg intends to tender his Existing Units in the Exchange Offer. Other than Mr. Kornberg, none of our directors, officers or their affiliates beneficially owns any of the Existing Units and, therefore, will not participate in the Exchange Offer. The information set forth in the Offer Letter under “The Offer, Section 5 “Background and Purpose of the Offer — Interests of Directors and Officers and the Company” is incorporated herein by reference.

3

Item 5.             Past Contracts, Transactions, Negotiations and Arrangements.

(a)               Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under Section 8 “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.             Purposes of the Transaction and Plans or Proposals.

(a)               Purposes. The information set forth in the Offer Letter under Section 5 “Purpose of the Offer” is incorporated herein by reference.

(b)               Use of Securities Acquired. The securities will be retired and canceled.

(c)                Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Existing Units in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The Company is offering to exchange on a one-to-one basis up to an aggregate of 1,895,010 New Units for up to an aggregate of 1,895,010 Existing Units.

Item 7.             Source and Amount of Funds or Other Consideration.

(a)               Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b)               Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.             Interest in Securities of the Subject Company.

(a)               Securities ownership. The information set forth in the Offer Letter under Section 5 “Background and Purpose of the Offer – Interests of Directors and Officers and the Company” is incorporated herein by reference.

(b)               Securities transactions. The information set forth in the Offer Letter under Section 5 “Background and Purpose of the Offer – Interests of Directors and Officers and the Company” is incorporated herein by reference. Otherwise, to the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Existing Units required to be disclosed in this Item 8(b).

Item 9.             Person/Assets, Retained, Employed, Compensated or Used.

4

(a)               Solicitations or Recommendations. The Company has retained Corporate Stock Transfer, Inc. (“Exchange Agent”) to act as the depositary and exchange agent, Source Capital Group, Inc. (“Dealer Manager”) to act as the dealer manager and D.F. King & Co., Inc. (“Information Agent”) to act as the information agent. The Company may contact holders of Existing Units over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Exchange Agent, Dealer Manager and Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.         Financial Statements.

(a)               Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2015 (the “Form 10-K”), and (ii) the Company’s financial results for the quarter ended September 30, 2015 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015, as amended on Form 10-Q/A filed with the SEC on December 9, 2015 (as amended, the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.skylinemedical.com. In addition, the information set forth in the Offer Letter under Section 9 “Financial Information Regarding the Company” is incorporated herein by reference.

(b)               Pro Forma Information. Not applicable.

Item 11.         Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.         Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated January 22, 2016.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on April 30, 2015, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015, incorporated herein by reference.

5

(a)(5)(C)	The Company’s Amendment to Quarterly Report on Form 10-Q/A filed with the SEC on December 9, 2015, incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1))
(d)(4)	Unit Purchase Option issued in connection with offering of Units filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(5)	Form of specimen certificate evidencing shares of Series B Convertible Preferred Stock filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(6)	Form of Unit Agreement (including form of Unit Certificate) filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(7)	Form of Warrant Agency Agreement by and between Skyline Medical Inc. and Forms of Warrant Certificates for Series B Exchange Warrant and Series C Reset Warrant (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(d)(8)	Form of Series B Exchange Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(d)(9)	Form of Series C Reset Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(g)	Not applicable.
(h)	Not applicable.

Item 13.         Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SKYLINE MEDICAL INC.

By:	/s/ Joshua Kornberg
Joshua Kornberg
Chief Executive Officer

Date: January 22, 2016

6

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated January 22, 2016.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on April 30, 2015, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015, incorporated herein by reference.
(a)(5)(C)	The Company’s Amendment to Quarterly Report on Form 10-Q/A filed with the SEC on December 9, 2015, incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1))
(d)(4)	Unit Purchase Option issued in connection with offering of Units filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(5)	Form of specimen certificate evidencing shares of Series B Convertible Preferred Stock filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(6)	Form of Unit Agreement (including form of Unit Certificate) filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(7)	Form of Warrant Agency Agreement by and between Skyline Medical Inc. and Forms of Warrant Certificates for Series B Exchange Warrant and Series C Reset Warrant (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(d)(8)	Form of Series B Exchange Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(d)(9)	Form of Series C Reset Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016)
(g)	Not applicable.
(h)	Not applicable.

7